UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K
______________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[    ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number  001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
(Full title of the plan)

______________

ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
San Antonio, Texas 78258

 (Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF CHANGESS IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDING DECEMBER 31, 2008

ADDITIONS
Contribution – Company Matching (Co. Stock)	$168,977
Contribution – Participant 401(K)	434,040
Investment Earnings (Loss)	(2,261,686)
Other Income – Loan Repayment/Forfeiture/Rollovers	22,371
Total Additions	$(1,636,298)

DEDUCTIONS
Payments to Participants	110,410
Total Deductions	110,410

Net Decrease	(1,746,708)
Assets at the Beginning of the Plan Year	4,298,157
Assets at the End of the Plan Year	$2,551,449

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	As of January 1,	As of December 31,
	2008	2008
ASSETS
Cash	$314,994	$295,758
Mutual Funds	2,880,196	2,012,633
Company Stock	1,082,859	232,913
Participant Loans	20,108	10,145
Total Assets	$4,298,157	$2,551,449

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$4,298,157	$2,551,449

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 29thh  day of June 2009.

                                                                                                             ABRAXAS PETROLEUM CORPORATION
                                                                                                             401(K) PROFIT SHARING PLAN

                                                                                                             By: Abraxas Petroleum Corporation

                                                                                                            By: /s/ Robert L.G. Watson
                                                                                                                    Robert L. G. Watson
                                                                                                                    Chief Executive Officer and President